Lyn Shenk                                                                                                January 17, 2014
Branch Chief
United States Security and Exchange Commission CF/AD5
100 F Street, NE
Washington, D.C. 20549-3561

RE:          John Wiley & Sons Inc.
Form 10-K; for the Fiscal Year Ended April 30, 2013
Filed June 26, 2013
Form 10-Q; for the Fiscal Period Ended October 31, 2013
Filed December 10, 2013
File Number: 001-11507

Dear Mr. Shenk:

This letter sets forth the response of the management of John Wiley & Sons Inc. (the “Company” or “JWS”) to the comments of the staff of the U.S. Securities and Exchange Commission (the “Commission”) contained in your letter dated December 19, 2013.

Management acknowledges that we are responsible for the adequacy and accuracy of the disclosures in the filings; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

The Company’s response is set forth below.

Form 10-K for the Fiscal Year Ended April 30, 2013

Risk Factors
Risk of Doing Business in Developing and Emerging Markets

1. You disclose that you sell your products in Syria, Sudan and Cuba. Recent news articles note that you provide analyses and publish articles relating to Syria, Sudan and Cuba. As you know, Syria, Sudan and Cuba are designated by the State Department as state sponsors of terrorism and are subject to U.S. economic sanctions and export controls. Please tell us about contacts with Syria, Sudan or Cuba since your letter to us dated December 3, 2009. Describe the nature and extent of your past, current, and anticipated contacts with those countries since the letter, whether through subsidiaries, distributors, resellers, affiliates or other direct or indirect means. For instance, we are aware of a 2013 news article reporting that IHS, Inc. announced a partnership with you. We note that IHS provides on its website articles/analyses on Syria, Sudan and Cuba, and that IHS has discussed in publicly available SEC correspondence its business contacts with Syria and Sudan. Your response should describe any services, transactions or products you have provided to or received from Syria, Sudan and Cuba, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities controlled by their governments.

See response below.

2. Please discuss the materiality of any contacts with Syria, Sudan and Cuba described in response to the foregoing comment, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Syria, Sudan and Cuba.

Wiley is a global publisher of non-fiction books and journals delivered in print and/or electronically.  For the most part, Wiley’s business is conducted through distributors, agents, and resellers.  Books and journals are subject to copyright protection but are nevertheless copied and/or transported domestically and internationally.  Books and journals are often shared by many users: Libraries around the world are among Wiley’s most important customers.

IHS Relationship

The IHS agreement reported in Wiley’s 11/1/12 press release establishes a customary, non-exclusive reseller/licensee relationship under which IHS can provide electronic access to certain of Wiley’s STMS, general reference and professional eBooks and databases.  IHS is allowed to incorporate or bundle such content into or with its own.  This agreement is governed by U.S. law.  These Wiley eBooks and databases are generally available otherwise from Wiley and/or through other resellers and licensees.

The annual revenue generated under the Wiley/IHS agreement presently is approximately $3 million.  IHS’s sales are worldwide.  Aside from information that IHS has provided to the SEC, Wiley has no specific information on IHS sales to any of the three countries about which your letter specifically inquires, but Wiley believes that IHS is fully in compliance with all U.S. laws.  The Wiley/IHS agreement presently lasts until 2017 unless earlier terminated or extended.

Syria, Sudan, Cuba

Wiley complies with all applicable US and international laws governing cross-border trade.  Wiley does not have any facilities, employees or subsidiaries in Syria, Sudan or Cuba.  Wiley may, however, from time-to-time use third party agents or attorneys to protect its intellectual property rights in one or more of these countries.  Wiley’s very limited contact with these countries is described in more detail, below.

Syria
Sales of Wiley books or subscriptions to journals in Syria occur through a national third party distributor.  These materials are predominantly Higher Education textbooks.  Wiley has no dealings with the government of Syria or with any Syrian governmental agencies.

Neither quantitatively nor ‘qualitatively’ are Wiley’s sales of books or subscriptions to journals in Syria ‘material’.  As requested, we list below Wiley’s revenues in Syria for the past four fiscal years:

Revenue in millions	FY10	FY11	FY12	FY13
Books	$0.728	$0.857	$0.610	$0.154
Journals	0.022	0.029	0.016	0.001
Total Revenue in Syria	$0.750	$0.886	$0.626	$0.155

Total Wiley Revenue	$1,699	$1,743	$1,783	$1,761
Percent of Total Wiley Revenue	0.04%	0.05%	0.04%	0.01%

The Company does not have any liabilities or own any assets in Syria other than the trade receivable for each sale prior to payment.  Wiley does not presently anticipate that the indirect nature of its business in Syria or the quantities of sales depicted here will change significantly in subsequent fiscal years.

Sudan
Any sales of Wiley books or subscriptions to journals in the Sudan occur through a regional third party distributor. Wiley has no dealings with the government of the Sudan or with any Sudanese governmental agencies.

Neither quantitatively nor ‘qualitatively’ are Wiley’s sales of books in the Sudan ‘material’.  In none of the past four fiscal years have sales into the Sudan exceeded $5,000.

The Company does not have any liabilities or own any assets in the Sudan other than the trade receivable for each sale prior to payment.  Wiley does not presently anticipate that the indirect nature of its business in the Sudan or the quantities of sales depicted here will change significantly in subsequent fiscal years.

Cuba
Revenues from Cuba principally arise from subscriptions to Wiley journals that are sold directly or through third party subscription agents.  Wiley has no dealings with the government of Cuba or with any Cuban governmental agencies.

Neither quantitatively nor ‘qualitatively’ are Wiley’s sales of product in Cuba ‘material’. As requested, we list below Wiley’s revenues in Cuba for the past four fiscal years:

Revenue in millions	FY10	FY11	FY12	FY13
Journals	$0.009	$0.011	$0.003	$0.002

Total Wiley Revenue	$1,699	$1,743	$1,783	$1,761
Percent of Total Wiley Revenue	0.00001%	0.00001%	0.000002%	0.000001%

The Company does not have any liabilities or own any assets in Cuba other than the trade receivable for each sale prior to payment.  Wiley does not presently anticipate that the indirect nature of its business in Cuba or the quantities of sales or licenses depicted here will change significantly in subsequent fiscal years.

We believe it is important to recognize that we sell books and periodicals and that all of our activities conform to all applicable laws and licensing regimes, including those administered by the Office of Foreign Asset Control (“OFAC”) and the Bureau of Industry and Security (“BIS”).  As you point out in your letter, various state and municipal governments, universities, and other investors have taken a variety of positions in respect to investments in companies having business interests in various countries.  The rules adopted or under consideration by these entities are not uniform.  Many of them take a reasoned approach, providing exemptions for OFAC license holders or by listing factors, including the nature of the business conducted and whether the issuer has ties to any of the governments of these countries. We do not work with the governments of these countries other than as necessary to preserve our intellectual property rights.

Many institutions and organizations promote investor “litmus tests” focused on other types of social, political and environmental issues.  We do not automatically provide disclosure in response to such tests.  However, we remain sensitive to the concerns of our investors and will continue to monitor investor sentiment and activity in this area, as well.

Management’s Discussion and Analysis

Results of Operations
3. For each segment you disclose a line item for “direct expenses” that appears to be material in amount to each segment, however there is no discussion of the nature and type of costs that make up these expenses. Please revise your disclosure accordingly, and provide investors with some relative context of the materiality of each component, preferably by disclosing comparative amounts for such.

The line “direct expenses” reported by the Company represents all operating and administrative costs of the Company which are managed directly by each business segment, whereas shared service operating and administrative costs are centrally managed for the benefit of all three business segments.

On a consolidated basis for fiscal year 2013 direct expenses included editorial/composition (52%); marketing/sales (43%); and administrative and other (5%). We believe that providing the above description, the related component percentages of the current period by business segment and our existing quantification and discussion of relevant variations to the prior fiscal periods reported will provide investors with meaningful context with which to understand the Company’s operating segments performance. The Company will incorporate the additional disclosure in all future Form 10-K filings.

Liquidity and Capital Resources – Fiscal year 2013
4. A significant portion of your cash and cash equivalents at each balance sheet presented in this filing and in the Form 10-Q for the period ended July 31, 2013 is held outside of the United States. In view of this, please disclose the availability of cash outside of the U.S. to fund U.S. operations and obligations and the impact on the liquidity of your U.S. operations by maintaining such a significant amount of cash and cash equivalents outside of the U.S. You should also state here the need to accrue and pay taxes upon the repatriation of undistributed earnings of your non-U.S. entities, along with a statement of your intention not to repatriate such earnings, to the extent true, or your need to access the associated funds. Refer to Item 303(a)(1) of Regulation S-K, and Section IV of Release 33-8350 “Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations” available on our website at http://www.sec.gov/rules/interp/33-8350.htm for further guidance.

As noted in the Company’s filings in Management’s Discussion and Analysis (Liquidity and Capital Resources), cash flow from operations is affected by the seasonality of the Company’s Education and Research Journal Subscription businesses. Significant cash and cash equivalents often exist outside the U.S. as of our fiscal year end ($325 million-April 30, 2013). Substantially less cash exists at other times during the Company’s fiscal year ($142 million-10Q- October 31, 2013). Approximately $100 million of cash is required to fund non-US operations at any given point in time.

The Company’s U.S. operations have similar seasonality traits which are managed through the use of available U.S. cash and cash equivalents and/or existing revolving credit facilities, as noted in the Company filings in Management’s Discussion and Analysis (Liquidity and Capital Resources). It is important to note that the Company’s U.S. operations provide sufficient operating cash flow within a fiscal year to fund U.S. operations including capital spending; pay dividends to shareholders; and; at the discretion of management, repurchase Company stock. U.S. Cash Provided by Operating Activities after Capital Spending was approximately $120 million in fiscal year 2013 and $123 million in fiscal year 2012.

From time to time, the Company utilizes tax planning strategies to repatriate cash outside the U.S. in a tax free manner. The Company proposes to disclose the following in its’ third quarter fiscal year 2014 Form 10-Q and all subsequent Form 10-Q and 10-K filings:

Cash and cash equivalents held outside the U.S. were approximately $XXX.X million as of January 31, 2014.  The balances were comprised primarily of EUROS, Pound Sterling, and Australian dollars.  Maintenance of these cash and cash equivalent balances outside the U.S. do not have a material impact on the liquidity or capital resources of the Company’s global, including U.S., operations. Cash and cash equivalent balances outside the U.S. maybe subject to U.S. taxation, if repatriated. The Company intends to reinvest cash outside the U.S. except in instances where repatriating such earnings would result in no additional tax. Accordingly, the Company has not accrued for U.S. tax on the repatriation of non-U.S. earnings. It is not practical to determine the U.S. income tax liability that would be payable if such cash and cash equivalents were not indefinitely reinvested.

Notes to the Consolidated Financial Statements

Note 17 – Retirement Plans
5. Please disclose any obligations and expense recognized in regard to the agreements you have with certain officers and senior management that provide for the payment of supplemental retirement benefits. If not considered material, please so disclose.

The supplemental retirement agreements disclosed in paragraph four, Note 17 of the Company’s fiscal year 2013 Form 10-K filing refer to the Supplemental Executive Retirement Plan (SERP), a defined benefit plan. The Company refers the Staff to the plan document and related amendments which have been incorporated by reference as Exhibits in the Company’s previous Form 10-K and Form 10-Q filings as follows:

•
Exhibit 10.6 [Supplemental Executive Retirement Plan as Amended and Restated effective as of January 1, 2009 (incorporated by reference to the Company’s Report on Form 10-K for the year ended April 30, 2010)];

•
 Exhibit 10.7 [Amendments A and B to the Supplemental Executive Retirement Plan as Amended and Restated Effective January 1, 2009 (incorporated by reference to the Company’s Report on Form 10-Q for the quarterly period ended July 31, 2010)];

•	Exhibit 10.8 Resolution amending the Supplemental Executive Retirement Plan effective June 30, 2013. Filed with the Company’s fiscal year 2013 Form 10-K.

The Company’s obligation under the SERP at April 30, 2013 was approximately $44.0 million. Pension expense recognized in fiscal year 2013 for the SERP was approximately $7.4 million. These amounts are included within the required disclosure tables of plans assets and obligations in Note 17. Additionally, the Company’s annual proxy discloses the accumulated SERP liability for the top five compensated Company officers.

6. Please explain to us and disclose the basis for the amount reported as the “recognized net actuarial loss” component of the net pension expense. In so doing, explain to us how your treatment complies with the requirements of ASC 715-30-35-18 through 28.

The recognized net actuarial loss component of net pension expense reported by the Company is the amortization of the net loss/gain at the beginning of the fiscal year in excess of 10% of the greater of the market value of plan assets or the projected benefit obligation (the “corridor method”).  For all years presented in the fiscal year 2013 Form 10-K the amortization period was based on the average expected future service period of active participants as most plan participants were active at the time. We believe this treatment complies with the requirements of ASC 715-30-35-18 through 28.  The Company will disclose the basis for the amounts reported as the “recognized net actuarial loss” beginning with the fiscal year 2014 Form 10-K and all subsequent Form 10-K filings.

Pension plan assets/investments
7. Please clarify for us and in your disclosure if the target allocation disclosed for the pension assets is for each of the U.S. and non-U.S. plans or for the plans on a combined basis.

The target allocations for the pension plan assets described in Note 17 – Retirement Plans of the Company’s fiscal year 2013 Form 10-K are on a “combined basis”. The Company will add language which describes the target allocations for pension assets as global and aggregated targets in all future Form 10-K filings.

Note 20 – Segment Information
8. Please disclose the basis for allocation of shared services costs to the respective segments.

The Company uses multiple methods for allocating shared service costs to each business segment. Each variable is intended to give a fair representation of the services utilized by the segment within each functional area. For example, occupied square footage of space is used as the basis for allocating facility costs. Other variables include the number of employees; units shipped; specific identification/activity-based; gross profit; revenue and number of invoices.

The Company will include the disclosure of allocation methodology in its’ third quarter fiscal year 2014 Form 10-Q and all subsequent Form 10-Q and 10-K filings:

The Company uses occupied square footage of space; number of employees; units shipped; specific identification/activity-based; gross profit; revenue and number of invoices to allocate shared service costs to each business segment.

Form 10-Q for the Period Ended October 31, 2013

Controls and Procedures, page 38
9. Please revise your description of “controls and procedures” to fully conform to the definition of such in Exchange Act Rules 13a-15(e) and 15d-15(e) or, alternatively, refer to controls and procedures as defined within these rules. Otherwise, your evaluation appears to be qualified with respect to only the portion that has been described. Additionally, please represent to us your conclusion in regard to your disclosure controls and procedures as defined in these rules as of July 31, 2013.

The Company confirms to the Staff that its evaluations of controls and procedures as of July 31, 2013 as well as its previous and subsequent (i.e., October 31, 2013) evaluations were not qualified and fully contemplated the controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 (the “Exchange Act”). Additionally, the Company reconfirms to the Staff the conclusion reached in the first and second quarter fiscal year 2014 Form 10-Q that the Company’s disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) were effective as of July 31, 2013 and October 31, 2014, respectively.

In its third quarter fiscal 2014 Form 10-Q (and subsequent filings on Form 10-Q) the Company will revise the description of its evaluation as follows:

The Company's Chief Executive Officer and Chief Financial Officer, together with the Chief Accounting Officer and other members of the Company's management, have conducted an evaluation of the Company’s disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 (the “Exchange Act”) as of the end of the period covered by this report.  Based on this evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that the Company's disclosure controls and procedures were effective to ensure that information required to be disclosed by the Company in reports filed or submitted under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified by the Securities and Exchange Commission's rules and forms and (ii) accumulated and communicated to the Company’s management, including its Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

There were no changes in the Company’s internal controls over financial reporting during the XXX quarter of fiscal year XXXX that have materially affected, or are reasonably likely to materially affect, internal controls over financial reporting.

If you have further questions please do not hesitate to call me.

Sincerely,

By	/s/ John A. Kritzmacher
John A. Kritzmacher
Executive Vice President and
Chief Financial Officer